SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                              (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                              Amendment No. 1


                                USCI, Inc.
                             (Name of Issuer)

                      Common Stock, $.0001 par value
                      (Title of Class of Securities)

                                 90330N101
                              (CUSIP Number)

                               Neil T. Chau
                     Encore Capital Management, L.L.C.
                   12007 Sunrise Valley Drive, Suite 460
                             Reston, VA 20191
                         Tel. No.:  (703) 476-5898
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 10, 1999
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                       Continued on following pages
                             Page 1 of 4 pages

CUSIP NO. 90330N101                 13D                Page 2 of 4 pages
___________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     JNC Opportunity Fund Ltd.
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                    (b) [ ]
___________________________________________________________________________
3    SEC USE ONLY
___________________________________________________________________________
4    SOURCE OF FUNDS*

     WC (See Item 3)
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                               [ ]
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
___________________________________________________________________________
               7    SOLE VOTING POWER

NUMBER OF           197,073,319 (See Item 5)

SHARES
___________________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY
___________________________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           197,073,319 (See Item 5)
___________________________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     197,073,319 (See Item 5)
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     74.6% (See Item 5)
___________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO
___________________________________________________________________________

     This Amendment No. 1 to Schedule 13D is filed by JNC Opportunity Fund Ltd. ("JNC") in connection with the shares of common stock, $.0001 par value, of USCI, Inc., a Delaware corporation, with its principal executive offices at 6115-A Jimmy Carter Boulevard, Norcross, GA 30071. This Amendment No. 1 hereby amends and restates Item 4 of the Schedule 13D originally filed by JNC on May 6, 1999.

Item 4.        Purpose of Transaction.

     Item 4 is amended and restated in its entirety to read as follows:

     JNC acquired the Shares, and intends to continue to evaluate the performance of the Shares as an investment in the ordinary course of business. In pursuing this investment objective, JNC analyzes the operations, capital structure and markets of the companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on such assessments, JNC may acquire additional securities of the Company or may determine to sell or otherwise dispose of all or some of the Shares after a conversion of some or all of the Preferred Shares. Whether JNC actually effects such sales will depend on its continuing evaluation of the diversity of its investment portfolio, as well as the price level and trading uncertainties of the Shares, available opportunities to dispose of the Shares, conditions in the securities markets and general economic and industry conditions. These sales may take place in the open market, through privately negotiated transactions with third parties, or through any other manner permitted by applicable law.

     Except as disclosed herein, neither JNC nor any of its executive officers, directors or control persons, has any current plans or proposals with respect to any of the items described in (a) through (j) of Item 4.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999

JNC OPPORTUNITY FUND LTD.



By: /s/ Neil T. Chau
    --------------------------------
    Name:  Neil T. Chau
    Title: Director